

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

      Re: **Harbin Electric, Inc.**
             Form 10-K for the year ended December 31, 2009
             File No. 001-33276

Dear Mr. Xu:

      We have reviewed your response dated October 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1.   It appears from your response to prior comment 1 that you intend on amending your outstanding Form S-3s onto a form on which your are eligible only if you "want to use" those registration statements after you file your next annual report on Form 10-K. Please tell us the authority on which you rely to not amend those filings when you file that annual report. See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

2.   We see from your response to our prior comment 3 that the 85% growth year over year was attributable to an $11.1 million growth in linear motors, $6.4 million growth in specialty motors, and $88.6 million growth in industrial motors. With regards to the significant increase in industrial motors as they relate to your October 2009 acquisition and your July 2008 acquisition, please provide further details regarding the performance of these acquisitions, including, but not limited to, the following:
   - Whether the revenues are consistent with revenues prior to the completion of the acquisition or provide a more detail explanation as to why the revenues have fluctuated since the acquisition.
   - The nature of your relationship with new major customers acquired through those acquisitions, including whether any of those customers were your customers previously, and
   - Explain any acquisition related issues that have impacted sales, if none, explain how you were able to maintain and/ or exceed prior sales levels.

3.   With regards to the increases in linear motors and specialty micro motors, please provide further explanations regarding the increase in volume. As part of your response please provide the following:
   - Identify each of the primary customers that attributed to the increase in sales volume by each product line,
   - Explain the nature of your relationship with those customers,
   - The amount of revenue and volume attributed to each primary customer by product line for fiscal 2009 and 2008, and
   - Your understanding as to why these customers' purchases increased period over period, details of any incentives you offered that may have led to increased sales during the current period, or any other events that led to the increase in sales

volume. Please provide each explanation by primary customer and by product line so that we may better understand the significant increases.

4.   In this regard, we see from your disclosure on page 8 that one major customer accounted for approximately 12% of the net revenue for the fiscal year ended December 31, 2009 and three major customers accounted for 43% of the net revenue for the fiscal year ended December 31, 2008. Please identify your major customers for us (including identifying the majority owners of the entity, if applicable), tell us the nature of your relationship with each customer, the types of products they purchase from you, and whether you have entered into written sales agreements with these customers. Tell us about any changes in their purchases for the year ended December 31, 2009 compared to the year ended December 31, 2008 as well as the changes in their purchases for the three and nine month periods ended September 30, 2010 as compared to the three and nine periods ended September 30, 2009, respectively and explain the reasons for any fluctuations between periods. As part of your response, please provide us revenue and volume for each major customer by each major product line for the years ended December 31, 2009 and 2008 and for the interim three and nine months periods ended September 30, 2010 and 2009. If you have written agreements with these customers, please provide us with copies of all such material agreements and English translations, if applicable.

Investment Activities, page 31

5.   Please expand your response to prior comment 4 to clarify the "significant uncertainties" that you say existed regarding whether an agreement would be reached and how you assessed the relative significance of those uncertainties to the stage of negotiations with the target.

Item 10. Directors…, page 38

6.   It appears that your proposed disclosure with respect to Messrs. Gatton and Plowman only address why their skills and experience qualify them to serve a given committee, rather than your board. Please revise to clarify what specific skills and experience led to the conclusion that such individuals should serve on your board in addition to the skills and experience that you believe qualify them for service on a committee.

Item 11. Executive Compensation, page 41

Elements of our executive compensation program

7.   Please reconcile your response to prior comment 6 that Christy Shue was awarded a $25,000 bonus with the disclosure in the compensation table on page 42.

Summary Compensation Table, page 41

8.   Regarding your response to prior comment 8:
   a. Please expand to address the disclosure on pages 43-44 of your annual report on Form 10-K. We note that your response appears to address only the table on page 41; and
   b. You say that the option awards amounts in the table on page 41 represent the aggregate grant date fair value of those awards. However, the numbers regarding options awarded in 2008 and 2007 are the same numbers as disclosed in your annual report on Form 10-K for the preceding fiscal year, in which you disclosed that such numbers represent the amount recognized for financial statement reporting purposes. Please reconcile.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-7

Income Taxes, page F-11

Note 10. Taxes Payable, page F-20

9.   We note from your tabular disclosure on page F-12 that your "Tax exemption" rate reconciliation amount changed from -10% in 2008 to -14% in 2009. Please fully explain the underlining reasons that caused this change, including a description of the entities involved and the factors that caused this change.

Additionally, we see from your tabular disclosure on page F-12 that you present U.S. statutory rates of 34% but net that amount to 0% because of foreign income that is not recognized in the U.S. We also see your disclosure that the 14% increase is related to expenses incurred by the company and its U.S. subsidiaries that are not subject to PRC income taxes. Please explain if these expenses are subject to U.S income taxes, and if so, why your table shows the U.S. taxes as zero. Also, we note that you report 0% in 2008 as "Other items." Please explain why you did not have any reconciling amounts associated to the company or these U.S subsidiaries in 2008.

Furthermore, we see in Note 10 on page F-20 that other miscellaneous taxes payable increased significantly between periods. Please tell us the underlying reason that caused this change.

Finally, as part of your response to the above please provide the following:

- Copies of the tax returns filed with the Chinese Tax Authority for fiscal year 2009 and 2008. Please provide copies in Mandarin and also in English translation.
- Please reconcile these tax returns filed with the Chinese Tax Authority to the US GAAP financial statements included in your Form 10-K for the fiscal year ended December 31, 2009.

Form 10-Q for the period ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

10.   We see from your response to our prior comment 21 that the year over year sales growth was mainly due to the acquisition of Xi'an Tech Full Simo in October 2009 and higher sales volume in all product lines driven by a stronger economy in 2010 compared to 2009. In light of the significant increases in sales volume, please provide us with further information regarding the underlying reasons that contributed to this higher sales volume, including the following:

- Identify each of the primary customers that attributed to the increase in sales volume by each product line,
- Explain the nature of your relationship with those customers,
- Provide the amount of revenue and volume attributed to each primary customer by product line for the three and six months period ended June 30, 2010 and 2009, and
- Your understanding as to why these customers' purchases increased period over period, details of any incentives, rebates or discounts you offered that may have led to increased sales during the current period, or any other events that led to the increase in sales volume. Please provide each explanation by primary customer and by product line so that we may better understand the significant increases.

Form 10-Q for the period ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 42

11.   We also see from your disclosure that your revenues continued to increase significantly in the three and nine month periods ended September 30, 2010 as compared to the three and nine month periods ended September 30, 2010, respectively and the growth was mainly due to the acquisition of Xi'an Tech Full Simo in October 2009 and higher sales volume in all product lines driven by a stronger economy in 2010 compared to 2009, similar to your explanation for the increase in periods ended June 30, 2010 as compared to the periods ended June 30, 2009. In light of the significant increases in sales volume, please provide us with the same information regarding the underlying reasons that

contributed to this higher sales volume in the three and nine month periods ended September 30, 2010 that is requested in comment 10 above.

Definitive proxy statement on Schedule 14A filed June 24, 2010

12.   Refer to prior comment 22. Your disclosure should address whether and if so how the nominating committee considered diversity in identifying nominees for director. Please expand your response to address this element of Item 407(c)(2)(vi).

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
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Sincerely,

Jeff Jaramillo
Branch Chief